Filed Pursuant to Rule 433

Registration Numbers 333-183957

and 333-183957-01

September 18, 2012

Argo Group US, Inc.

6.500% SENIOR NOTES DUE 2042

Fully and Unconditionally Guaranteed by

Argo Group International Holdings, Ltd.

Issuer:	Argo Group US, Inc.

Guarantor:	Argo Group International Holdings, Ltd.

Security Ratings / Outlook *:	BBB- / Stable (S&P)

Security Type:	Senior Unsecured Fixed Rate Notes

Minimum Denomination:	$25

Aggregate Principal Amount:	$125,000,000 ($143,750,000 if the underwriters exercise their over-allotment option in full)

Trade Date:	September 18, 2012

Settlement Date:	September 25, 2012 (T + 5)

Maturity Date:	September 15, 2042

Coupon:	6.500%

Over-Allotment Option:	$18,750,000 (15% of principal amount)

Optional Redemption:

The notes may be redeemed, for cash, in whole or in part, on or after

September 15, 2017, at Argo US’s option, at any time and from time to time, until maturity at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued but unpaid interest on the principal amount being redeemed to, but not including,

the redemption date.

Interest Payment Dates:	The 15th day of March, June, September and December of each year, beginning on December 15, 2012. Interest on the notes will accrue from and including September 25, 2012.

Expected Listing:	The Issuer intends to apply to list the notes on the NASDAQ under the symbol “AGIIL”, and the Issuer and the Guarantor expect trading will begin within 30 days after the original issue date of the notes.

Price to Public:	100.00%

Purchase Price:	96.850%

Underwriting Discounts & Commissions:	$0.7875 per $25 principal amount of notes ($3,937,500 total not including the over-allotment option)

Net Proceeds to the Issuer (After Deducting the Underwriting Discount but before Estimated Offering Expenses):	$121,062,500 (assuming no exercise of underwriters’ over-allotment option)

CUSIP; ISIN:	040130 205; US0401302056

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Raymond James & Associates, Inc.

Junior Co-Manager:	Macquarie Capital (USA) Inc.

*Ratings may be changed, suspended, or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

Each of the Issuer and Guarantor has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Guarantor has filed with the Securities and Exchange Commission for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request by calling Merrill Lynch, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or or Wells Fargo Securities, LLC at 1-800-326-5897.